DWS INVESTMENTS                          RESHAPING INVESTING       DWS
STRUCTURED NOTES                                                   INVESTMENTS
powered by x-markets                                    Deutsche Bank Group

   Russell 2000(R) Index Linked Capped Buffered Underlying Securities (BUyS)

                         US Equities Bullish Short Dated

Indicative Terms as of January 6, 2009

CUSIP:          2515A0 YC 1
Issuer:         Deutsche Bank AG, London Branch
Rating(1):      Moody's Aa1 / S&P A+
Maturity /
Tenor:          18 Months
Index:          Russell 2000(R) Index
Initial Level:  Official closing level of the Index on the Trade
                Date
Final Level:    Official closing level of the Index on the Final
                Valuation
                Date
Index Return:   Final Level - Initial Level
                Initial Level
                (subject to the Index Return Cap)
Participation   200%
Rate:
Index Return    18.00% - 20.00% (TBD on Trade Date)
Cap:
Maximum         36.00% - 40.00% (TBD on Trade Date)
Return:
Buffer Level:   10% of the Initial Level (first 10% depreciation
                of the
                Index is fully protected)
Payment at      If the Final Level:
Maturity:       (a) is greater than or equal to the Initial
                Level, a cash
                payment equal to the Index Return, which is
                subject to
                the Index Return Cap, multiplied by the
                Participation
                Rate.  Accordingly, subject to the Maximum
                Return, the
                Payment at Maturity will be: $1,000 + ($1,000 x
                Index
                Return x Participation Rate); OR
                (b)  is less than the Initial Level, and such
                decline is
                equal to or less than the Buffer Level, the
                Payment at
                Maturity will be $1,000; OR
                (c) is less than the Initial Level, and such
                decline is
                greater than the Buffer Level, the Payment at
                Maturity
                will be $1,000 + [$1,000 x (Index Return + Buffer
                Level)].
Discounts and   The Agents will not receive a commission in
                connection
Commissions:    with the sales of the BUyS.  Deutsche Bank
                Securities
                Inc. may pay referral fees to other
                broker-dealers of up
                to 0.50% or $5.00 per $1,000 face amount.
                Deutsche
                Bank Securities Inc. may pay custodial fees to
                other
                broker-dealers of up to 0.25% or $2.50 per $1,000
                face
                amount. The Issuer will reimburse Deutsche Bank
                Securities Inc. for such fees.
Agents:         Deutsche Bank Securities Inc. and Deutsche Bank
                Trust Company Americas

Best Case Scenario at Maturity

If the Index Return is positive, investors will receive 200.00% of the performance of the Index
Return at maturity, subject to an Index Return Cap of between 18.00% and 20.00% (TBD on Trade Date)
for a Maximum Return of between 36.00% and 40.00% (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Level is lower than the Initial Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss on an investment is 90%.

Benefits

     Small-cap equity exposure with principal protection for first 10% of any depreciation and upside leverage, subject to the Index Return Cap

     200% of any positive Index Return up to the Index Return Cap

     The BUyS will outperform the Index at maturity if the Final Level is below the Initial Level

     Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the performance of the Index, you may lose up to 90% of your initial investment

     Return on the BUyS is limited by the Index Return Cap and will not benefit from any appreciation of the Index beyond the Index Return Cap

     Return on the BUyS is linked to the value of the Index without taking into consideration the value of dividends paid on the component stocks of the Index

     An investment in BUyS is subject to the credit of the Issuer

Important Dates

 Offering Period:                      January 6 -January 27, 2009
 Trade Date:                                      January 27, 2009
 Settlement Date:                                 January 30, 2009
 Final Valuation Date:                               July 27, 2010
 Maturity Date:                          July 30, 2010 (18 months)

                                    ISSUER FREE WRITING PROSPECTUS
                                        Filed Pursuant to Rule 433
                             Registration Statement No. 333-137902
                            Dated January 6, 2009 R-5817-1 (08/08)

                                NOT FDIC / NCUA INSURED OR GUARANTEED
                                 MAY LOSE VALUE * NO BANK GUARANTEE
                     NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

1 As of January 6, 2009. A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

                       DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 10%, Participation Rate of 200% and an Index Return Cap of 19.00%)
Change in Index (%)	Index Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-30.00%	-30.00%	-20.00%	$800.00
-15.00%	-15.00%	-5.00%	$950.00
-10.00%	-10.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	5.00%	10.00%	$1,100.00
10.00%	10.00%	20.00%	$1,200.00
15.00%	15.00%	30.00%	$1,300.00
20.00%	19.00%	38.00%	$1,380.00
30.00%	19.00%	38.00%	$1,380.00

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE INDEX RETURN CAP — The Index Return cannot exceed the Index Return Cap of between 18.00% and 20.00% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,360.00 and $1,400.00 (to be determined on the Trade Date) for each $1,000.00 face amount of the BUyS you hold, regardless of any increase in the Index beyond the Index Return Cap.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Index.

LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE BUyS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index or the value of the BUyS.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS — In addition to the level of the Index on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

COUNTERPARTY RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 588J and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 588J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

DWS Structured Products    1.866.637.9185    www.dws-sp.com